UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PARAMOUNT GOLD & SILVER CORP.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

69924P102

(CUSIP Number)

Robert A. Grauman, Esq.
Baker & McKenzie LLP
1114 Avenue of the Americas
New York NY 10036
(212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69924P102

1.	Names of Reporting Persons. FCMI FINANCIAL CORPORATION

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization ONTARIO, CANADA

Number of Shares Benefically Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 12,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 12,000,000

11.			Aggregate Amount Beneficially Owned by Each Reporting Person 12,000,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐

13.	Percent of Class Represented by Amount in Row (11) 14.6%

14.	Type of Reporting Person CO

CUSIP No. 69924P102

1.	Names of Reporting Persons. ALBERT D. FRIEDBERG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization CANADA

Number of Shares Benefically Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 12,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 12,000,000

11.			Aggregate Amount Beneficially Owned by Each Reporting Person 12,000,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐

13.	Percent of Class Represented by Amount in Row (11) 14.6%

14.	Type of Reporting Person IN

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Shares”) of Paramount Gold and Silver Corp. (the “Issuer”). The principal executive office of the Issuer is located at 346 Waverley Street, Ottawa, Ontario, Canada K2P 0W5.

Item 2.	Identity and Background

This Schedule 13D is being filed by FCMI Financial Corporation (“FCMI”) and Albert D. Friedberg. FCMI and Albert D. Friedberg are hereinafter referred to collectively as the “Filing Persons” and each, individually, as a “Filing Person.”

The following sets forth certain information regarding the Filing Persons and the directors and executive officers of FCMI:

FCMI. FCMI is an Ontario, Canada corporation having its registered and principal business office at Suite 250, BCE Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3. FCMI’s principal business is management of its own investment portfolio.

ALBERT D. FRIEDBERG. Albert D. Friedberg is an individual and a citizen of Canada. Mr. Friedberg’s principal occupation is President and Director of FCMI. FCMI is the Friedberg family investment holding vehicle having its principal place of business at Suite 250, BCE Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3. All of the outstanding shares of FCMI are held by Mr. Friedberg, members of his family, and trusts for the benefit of members of his family. Albert D. Friedberg retains possession of the voting and dispositive power over the FCMI shares held by members of the Friedberg family and trusts for the benefit of members of his family and, as a result, controls and may be deemed the beneficial owner of 100% of the outstanding shares of FCMI.

The sole officers and directors of FCMI are Mr. Friedberg and Mr. Henry Fenig. Mr. Fenig is a Canadian citizen. His principal occupation is Executive Vice President, Secretary and Director of FCMI, and his business address is c/o FCMI.

During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was any of them a party to a civil proceeding of a United States judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

FCMI acquired 12,000,000 Units (as defined in Item 4 herein) of the Issuer. Each Unit consists of one Common Share of the Issuer and one non-transferable Common Share purchase warrant of the Issuer, all as described in Item 4 herein.

The total purchase price for the 12,000,000 Units of the Issuer’s securities purchased by FCMI and reported herein was CDN$9,000,000. FCMI utilized funds from its working capital to make the purchase.

Item 4.	Purpose of Transaction

The Filing Persons acquired the Units (including the Common Shares reported in this Schedule 13D) for investment, and in the ordinary course of business, and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer.

In connection with the investment, the Issuer and FCMI entered into a subscription agreement, dated as of March 12, 2009 (the “Subscription Agreement”) pursuant to which FCMI acquired 12,000,000 units of securities of the Issuer (the “Units”) for a price per unit of CDN$0.75. Each Unit comprises one Common Share and one non-transferable common share purchase warrant (the “Warrant”) of the Issuer. Each Warrant entitles the holder to purchase one common share of the Issuer (a “Warrant Share”) at an exercise price of CDN$1.05 and is exercisable at any time and from time to time beginning on the date that is six months after March 19, 2009, the Closing Date under the Subscription Agreement, and ending on the date that is 48 months following the Closing Date. The Subscription Agreement contains, among other provisions, certain representations and warranties by the parties customarily included in agreements of this type, including, representations and warranties by FCMI as to its non-U.S. status made to support the Issuer’s offer and sale of the Units to FCMI without registration under the U.S. Securities Act of 1933, as amended (the “1933 Act”) in an “offshore transaction” within the meaning of Regulation S under the 1933 Act, as well as representations and warranties with respect to certain Canadian securities law matters. The Issuer made certain representations and warranties with respect to, among other matters, its business, the accuracy in all material respects of the periodic reports and other documents that the Issuer has filed with the Securities and Exchange Commission since June 30, 2008 and the fair representation in all material respects of the Issuer’s financial condition and results of operations as included in the foregoing filings. The Issuer also represented to FCMI that the Issuer’s Board of Directors had approved the sale and issuance to FCMI of the securities comprising the Units and FCMI’s becoming an “interested stockholder” within the meaning of Section 203 of the Delaware General Corporation Law. The representations and warranties of the parties survive the closing under the Subscription Agreement.

At the closing under the Subscription Agreement, in addition to issuing the Units to FCMI, the Issuer and FCMI entered into a registration rights agreement, dated March 19, 2009 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, FCMI has the right to require the Issuer to register for resale under the 1933 Act at any time and from time to time, commencing six months after the Closing Date, the Common Shares acquired at the Closing and the Warrant Shares. FCMI may require that the Issuer file a registration statement to register the Common Shares and the Warrant Shares provided that the aggregate gross proceeds of the shares to be registered are anticipated to exceed CDN$5,000,000. There is no limit on the number of registrations that FCMI may request, but it may not request the Issuer to effect more than one registration in any 12-month period. FCMI may request that the registration be effected as an underwritten offering, but the determination whether to effect an underwriting is at the discretion of the Issuer. Registration shall be effected on Form S-3 if available to the Issuer or on such other form that the Issuer shall be eligible to use. Subject to certain limitations, FCMI also has the right to require the Issuer to include the Common Shares and the Warrant Shares in registration statements filed by the Issuer with respect to securities offerings (including underwritten offerings) effected by the Issuer for itself or for any other holders of its Common Shares. The Registration Rights Agreements requires the Issuer to take appropriate actions with respect to the filing and maintenance of the effectiveness of registration statements filed by the Issuer and provides for certain rights of indemnification and contribution, in each case on terms that FCMI believes are customarily included in such agreements.

Pursuant to a side letter agreement, dated March 19, 2009, delivered by the Issuer to FCMI at the closing under the Subscription Agreement (the “Side Letter Agreement”), the Issuer agreed to take all actions necessary, including requesting resignations from incumbent members of the Issuer’s Board of Directors or, if that is not feasible, increasing the size of the Board of Directors, if necessary, to appoint two persons nominated by FCMI as directors of the Issuer. FCMI’s designees were appointed to the Issuer’s Board of Directors on the Closing Date. So long as FCMI beneficially owns, in the aggregate, at least 20% of the outstanding shares of Common Shares (in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended, but including, the Warrant Shares as if the Warrants held by FCMI were presently exercisable), at each meeting of the stockholders of the Issuer at which directors are to be elected, the Issuer will be required to nominate and recommend to its stockholders the election of two designees of FCMI to the Issuer’s Board of Directors. If FCMI’s beneficial ownership of the Common Shares (determined as aforesaid) is less than 20%, but more than 10%, the Issuer will be required to nominate and recommend to its stockholders the election of one designee of FCMI to the Issuer’s Board of Directors and if FCMI’s beneficial ownership is less than 10%, the Issuer will no longer be required to nominate or recommend any designee of FCMI to the Issuer’s Board of Directors.

As part of the Filing Persons’ continuing evaluation of, and preservation of the value of, FCMI’s investment in the Common Shares, the Warrants and the Warrant Shares (if applicable), the Filing Persons may engage in discussions with and submit inquiries to and may respond to inquiries from, various persons, including, without limitation, the Issuer’s Board of Directors, management, other shareholders of the Issuer and other relevant parties concerning matters with respect to the Issuer and the Filing Persons’ investment in the Issuer’s securities, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of the matters referenced above, actions taken by the Issuer’s Board of Directors, the market price of the Common Shares, other investment opportunities available to the Filing Persons, conditions in the securities markets and general economic and industry conditions, the Filing Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters referred to in this Item 4 of Schedule 13D and may, from time to time, acquire or cause affiliates to acquire additional Common Shares of the Issuer through exercise of the Warrants or otherwise, dispose of some or all of their Common Shares of the Issuer or cause affiliates to dispose of some or all of their Common Shares of the Issuer, and/or continue to hold the Common Shares of the Issuer.

Except as described herein, the Filing Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Filing Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The descriptions of the Subscription Agreement, the Registration Rights Agreement, the Warrant and the Side Letter Agreement in this Item 4 are qualified in their entirety by reference to the full text of these agreements, which are filed as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

On the date of this Schedule 13D, FCMI is the record and beneficial owner of 12,000,000 Common Shares, constituting approximately 14.6% of the Issuer’s issued and outstanding Common Shares. Such percentage beneficial ownership has been computed by adding 12,000,000 Common Shares pursuant to FCMI’s purchase under the Subscription Agreement to the 70,158,594 Common Shares outstanding, as certified by the Issuer’s transfer agent in connection with the closing under the Subscription Agreement as of close of business on March 18, 2009. All shares reported as beneficially owned by FCMI are presently outstanding and owned by FCMI. Such 12,000,000 shares exclude 12,000,000 additional Common Shares issuable upon FCMI’s exercise of the Warrants, which are not exercisable until September 19, 2009. Mr. Friedberg, directly and through his control over FCMI shares held by members of his family and trusts for the benefit of members of his family, may be considered the ultimate beneficial owner of all of the Common Shares owned by FCMI. Except for such beneficial ownership by Albert D. Friedberg, none of the directors or officers of FCMI beneficially own any Common Shares. Except for FCMI’s purchase of the Units pursuant to the Subscription Agreement on March 19, 2009, neither FCMI nor any of its officers or directors has effected any transactions in the Issuer’s securities during the 60 days preceding the filing of this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

For descriptions of the Subscription Agreement, Registration Rights Agreement, Warrant and Side Letter Agreement see Item 4 above. Subject to the last paragraph of Item 4, such descriptions are incorporated herein by reference in their entirety in response to this Item 6. A copy of each of these agreements has been filed as exhibits to this Schedule 13D.

Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits to this Schedule 13D:

Exhibit	Agreement

99.1	Subscription Agreement, dated March 12, 2009, by and between Paramount Gold and Silver Corp. and FCMI Financial Corporation.

99.2	Registration Rights Agreement, dated March 19, 2009, by and between Paramount Gold and Silver Corp. and FCMI Financial Corporation.

99.3	Warrant, dated March 19, 2009, to purchase 12,000,000 Common Shares of Paramount Gold and Silver Corp.

99.4	Side Letter Agreement, dated March 19, 2009, from Paramount Gold and Silver Corp. to FCMI Financial Corporation.

99.5	Joint Filing Agreement

Signature

          After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2009

FCMI FINANCIAL CORPORATION

By:	/s/ Henry Fenig

Name: Henry Fenig
Title: Executive Vice President

/s/ Albert D. Friedberg

Albert D. Friedberg